UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934*
ICO Global Communications (Holdings) Limited

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
44930K108

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
December 12, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. –44930K108	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,362,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,362,457

WITH	10	SHARED DISPOSITIVE POWER

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,708,715

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No. –44930K108	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,362,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,362,457

WITH	10	SHARED DISPOSITIVE POWER

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,708,715

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No. –44930K108	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		30,118,314

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,446,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,118,314

WITH	10	SHARED DISPOSITIVE POWER

		1,446,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,564,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.8%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No. –44930K108	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Credit Strategies Fund (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		225,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	225,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	OO
(1)   The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. –44930K108	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Equity Opportunities Fund (1) 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		261,201

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		261,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	261,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	OO
(1)    The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. –44930K108	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C. 20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	860,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No. –44930K108	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	860,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	PN/HC

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Class A Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on August 20, 2007. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
     Item 6 is amended and restated in its entirety as follows:
     Except as stated herein, none of the Reporting Persons, or to the knowledge of the Reporting Persons any of the persons identified on Appendix I hereto, is a party to any contract, arrangement, understanding or relationship with any other person relating to any securities of the Issuer.
     Highland Capital Management, L.P., through Highland Crusader Offshore Partners, L.P. (“Highland Crusader”), entered into a share option transaction (the “Option Transaction”) with Goldman Sachs & Co. on December 12, 2007. By and under the Option Transaction, Highland Crusader agreed to purchase 2,200,000 options at the strike price of $3.60 per share, upon the satisfaction of certain conditions precedent.
     A copy of the letters providing for the Option Transaction are attached hereto as Exhibit 2 and incorporated herein by reference in their entirety.
Item 7. Material to be Filed as Exhibits.
     Item 7 is amended to include the following:

Exhibit 2	Letters from Goldman Sachs and Co. to Highland Capital, dated December 12, 2007.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2007

Highland Credit Strategy Fund

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Equity Opportunities Fund
	By:	Highland Fund I, its management investment company

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
By: Highland Multi-Strategy Master Fund, L.P., its managing member
By: Highland Multi-Strategy Fund GP, L.P., its general partner
By: Highland Multi-Strategy Fund GP, L.L.C., its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

		By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.
By: Highland Multi-Strategy Fund GP, L.P., its general partner
By: Highland Multi-Strategy Fund GP, L.L.C., its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

		By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.
By: Strand Advisors, Inc., its general partner

			By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

	By:	/s/ James Dondero

Name: James Dondero
Title: President

James Dondero
/s/ James Dondero

EXHIBIT 2
EXECUTION VERSION
GOLDMAN SACHS & CO. | 85 BROAD STREET | NEW YORK, NEW YORK 10004 | TEL: 212-902-1000
Opening Transaction

To:	Highland Crusader Offshore Partners, L.P.
c/o Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240

A/C:	002 39437

From:	Goldman, Sachs & Co.

Re:	Share Option Transaction

Ref. No:	508038992

Date:	December 12, 2007
Dear Sir(s):
     The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Goldman, Sachs & Co. (“GS&Co.”) and Highland Crusader Offshore Partners, L.P. (“Counterparty”).
     1. This Confirmation is subject to, and incorporates, the definitions and provisions of the 2006 ISDA Definitions (including the Annex thereto) (the “2006 Definitions”) and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and together with the 2006 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”). In the event of any inconsistency between the 2006 Definitions and the Equity Definitions, the Equity Definitions will govern.
     This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the 1992 ISDA Master Agreement as if GS&Co. and Counterparty had executed an agreement in such form on the date hereof (but without any Schedule except for (i) the election of Loss and Second Method and US Dollars (“USD”) as the Termination Currency, (ii) the replacement of the word “third” in the last line of Section 5(a)(i) with the word “first”, (iii) the election that the “Cross Default” provision of Section 5(a)(vi) shall apply to Counterparty, with a “Threshold Amount” of USD20,000,000, and (iv) the election of “Netting” provision of Section 2(c) with the deletion of “and” at the end of clause (i) thereof and deleting clause (ii) thereof and the replacement of each occurrence of the word “Transactions” in Section 2(c) with the words “transactions between Counterparty and GS&Co.”). This Confirmation, together with the Agreement, evidences a complete and binding agreement between GS&Co. and Counterparty as to the terms of the Transaction to which this Confirmation relates. Notwithstanding anything to the contrary in any other agreement between GS&Co. and Counterparty, the Transaction hereunder shall be the sole Transaction under the Agreement.
     All provisions contained in, or incorporated by reference to, the Agreement will govern this Confirmation except as expressly modified herein. In the event of any inconsistency between this Confirmation and the Definitions or the Agreement, as the case may be, this Confirmation shall govern.
     2. The Transaction constitutes a Share Option Transaction for the purposes of the Equity Definitions. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	December 12, 2007

Option Style:	European

Option Type:	Call

Seller:	GS&Co.

Buyer:	Counterparty

Shares:	Class A Common Stock of ICO Global Communications (Holdings) Limited, a Delaware corporation (Exchange symbol: ICOG).

Number of Options:	2,200,000

Strike Price:	USD3.60

Premium:	USD0

Premium Payment Date:	Not Applicable

Exchange:	The NASDAQ Global Market

Related Exchange(s):	All Exchanges

Procedures for Exercise:

Expiration Time:	The Valuation Time

Expiration Date:	The day on which GS&Co. receives from Counterparty a written notice of the approval of a Notification and Report form filed by Counterparty under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the potential purchase of the Number of Shares by Counterparty hereunder (the date such approval was obtained by Counterparty, the “HSR Approval Date” and such notice, the “HSR Approval Notice); provided that if GS&Co. does not receive the HSR Approval Notice by January 14, 2008, the Expiration Date shall not occur, the Transaction shall be cancelled as of such date and all of the respective rights and obligations of GS&Co. and Counterparty hereunder shall be cancelled and terminated. Following such termination and cancellation, each party shall be released and discharged by the other party from any claim, and agrees not to make any claim against the other party, with respect to any obligations or liabilities of either party arising out of and to be performed in connection with the Transaction either prior to or after the date of such cancellation.

Automatic Exercise:	Applicable; provided that “Automatic Exercise” shall mean that the Number of Options will be deemed automatically exercised at the Expiration Time on the Expiration Date but only if the Reference Price is equal to or greater than the Strike Price. For the avoidance of doubt, Sections 3.4(b) and (c) of the Equity Definitions shall be deleted in their entirety.

Settlement Terms:

Settlement Method:	Physical Settlement

Settlement Date:	The first day immediately following the Expiration Date that is both a Clearance System Business Day and a Currency Business Day.

Settlement Currency:	USD

Other Applicable Provisions:	With respect to the Physical Settlement of the Transaction, the Representation and Agreement contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Buyer is an affiliate of the Issuer.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment; provided that Section 11.2(e)(iii) of the Equity Definitions shall be hereby deleted in its entirety.

Payment of Cash Dividends:	Seller shall, in respect of any cash dividend on the Shares the record date for which occurs from or after the HSR Approval Date to but excluding the Settlement Date, pay to Buyer within one Currency Business Day of the payment date of such cash dividend an amount in cash equal to the product of the per Share amount of such cash dividend paid to holders of the Shares and the Number of Shares.

Extraordinary Events:

Consequences of Merger Events:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment
(Calculation Agent Determination)

(c) Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)

(c) Share-for-Combined:	Component Adjustment

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Transfer:	Notwithstanding anything to the contrary in the Agreement, GS&Co. may assign, transfer and set over all rights, title and interest, powers, privileges and remedies of GS&Co. under the Transaction, in whole or in part, to an affiliate of GS&Co. that is guaranteed by The Goldman Sachs Group, Inc. without the consent of Counterparty.

GS&Co. Payment Instructions:	Chase Manhattan Bank New York
For A/C Goldman, Sachs & Co.
A/C #930-1-011483
ABA: 021-000021

GS&Co. Contact	Telephone No.: (212) 902-8996
Details for purpose of Giving	Facsimile No.: (212) 902-0112
Notice:	Attention: Albert Dombrowski

Counterparty’s Contact	Andrei Dorenbaum
Details for purpose of Giving	Assistant General Counsel
Notice:	Highland Capital Management, L.P.
13455 Noel Road, Suite 800
Dallas, Texas 75240
Telephone No.: (972) 419-2573
Facsimile No.: (972) 628-4147
E-mail: adorenbaum@hcmlp.com
     3. Calculation Agent. GS&Co.
     4. Additional Provisions.
               The time of execution of the Transaction is available upon written request.
               Each party represents and warrants to the other that (i) it is an “eligible contract participant” as defined in the U.S. Commodity Exchange Act (as amended) and (ii) it has entered into the Transaction as principal (and not as agent or in any other capacity, fiduciary or otherwise).
               Each party acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) thereof and the provisions of Regulation D thereunder. Accordingly, each party represents and warrants to the other that (a) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment, (b) it is an “accredited investor” as that term is defined under Regulation D, (c) it will purchase the Transaction for investment and not with a view to the distribution or resale thereof, and (d) the disposition of the Transaction is restricted under this Confirmation, the Securities Act and state securities laws.
               Counterparty represents and warrants that it has received, read and understands the OTC Options Risk Disclosure Statement and a copy of the most recent disclosure pamphlet prepared by The Options Clearing Corporation entitled “Characteristics and Risks of Standardized Options”.
               Each party acknowledges and agrees to be bound by the Conduct Rules of the Financial Industry Regulatory Authority applicable to transactions in options, and further agrees not to violate the position and exercise limits set forth therein.
     5. Additional Representations and Agreements. Counterparty represents and warrants to and agrees with GS&Co. that:
               1.1. on the date that the Transaction is entered into, Counterparty is not entering into the

Transaction on the basis of, or is aware of, any material, non-public information concerning the Issuer or the Shares;
               1.2. the Transaction contemplated herein will not violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer’s window period policy;
               1.3. Counterparty is not and, after giving effect to the Transaction contemplated hereby, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;
               1.4. Counterparty shall make as promptly as practicable all necessary filings, notifications and any other required submissions required under the HSR Act, and shall use best efforts to obtain any approval under the HSR Act required to be obtained in connection with the potential purchase of the Number of Shares hereunder;
               1.5. Counterparty is, and shall be as of the date of any payment by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages;
               1.6. Counterparty hereby confirms that it has received advice from legal counsel regarding the securities law implications and consequences of the Transaction contemplated hereunder; and
               1.7. Counterparty is aware of the requirements of, and has considered the implications of, Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, in connection with the Transaction. Furthermore Counterparty is currently, in the past has been, and for the term of the Transaction will be, in compliance with its reporting obligations under such Sections 13 and 16.
          (i) the Transaction to be a “securities contract” as defined in Section 741(7) of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 555, 556, 560 and 561 of the Bankruptcy Code;
          (ii) the Agreement to be a “master netting agreement” as defined in Section 101(38A) of the Bankruptcy Code;
          (iii) a party’s right to liquidate, terminate or accelerate the Transaction, net out or offset termination values or payment amounts, and to exercise any other remedies upon the occurrence of any Event of Default or Termination Event under the Agreement with respect to the other party or any Extraordinary Event that results in the termination or cancellation of the Transaction to constitute a “contractual right” (as defined in the Bankruptcy Code);
          (iv) all payments for, under or in connection with the Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” (as defined in the Bankruptcy Code).
               (b) Each party acknowledges that there is no agreement between the parties to act together for the purpose of acquiring, holding, voting or disposing the Shares.
     6. Acknowledgments. (a) The parties hereto intend for:
     7. Credit Provisions. In consideration of GS&Co. entering into the Transaction and in order to support and secure GS&Co.’s obligations under the Transaction, the Agreement and any other transaction between Counterparty and GS&Co. or its affiliates, Counterparty will from time to time deposit with and pledge to GS&Co. Eligible Collateral as provided below.
          A Credit Support Annex in the form of the 1994 ISDA Credit Support Annex (New York law) as modified by this paragraph 7 (the “Credit Support Agreement”) shall be deemed to form a part of the Agreement and constitute a Credit Support Document under the Agreement. In the event of any inconsistency between paragraph 7 hereof and the Credit Support Agreement, paragraph 7 hereof shall govern. Any amounts delivered hereunder will be deemed to be held in accordance with and subject to the terms of the Credit Support Agreement as modified below.

               “Credit Support Amount” has the meaning specified in Paragraph 3 of the Credit Support Agreement, except that the Credit Support Amount applicable to Counterparty shall never be less than the aggregate Independent Amount applicable to Counterparty.
               “Eligible Collateral” means cash in United States dollars pledged by Counterparty to GS&Co. hereunder. Interest shall accrue on cash at the rate at which GS&Co. generally pays interest to its customers on cash balances held in their account. GS&Co. shall apply the Valuation Percentage set forth below:

		Valuation
	Party B	Percentage
Cash in United States Dollars	X	100%
               “Exposure” means, for any Valuation Date, the greatest of the margin amounts required of Counterparty as of such date by Regulation T (12 C.F.R. Part 220) (“Regulation T”), the Rules of the New York Stock Exchange (the “NYSE Rules”) and the internal policies of GS&Co. in effect from time to time, such amount being GS&Co.’s Exposure to Counterparty.
               “Independent Amount” means with respect to Counterparty, zero. With respect to GS&Co., “Independent Amount” is not applicable.
               “Threshold” means with respect to Counterparty, $0 and with respect to GS&Co., $0.
               “Minimum Transfer Amount” means with respect to Counterparty, $0 and with respect to GS&Co., $250,000.
               “Rounding” means the Delivery Amount and Return Amount will be rounded up and down, respectively, to the nearest multiple of $100,000.
               “Secured Party and Pledgor”
                    (i) the term “Secured Party” as used hereunder means only GS&Co.;
                    (ii) the term “Pledgor” as used hereunder means only Counterparty;
                    (iii) only Counterparty makes the pledge and grant as contemplated herein; and
                    (iv) only Counterparty will be required to make transfers of Eligible Collateral.
          “Valuation Date” means any day on which the Valuation Agent, in its discretion, determines the Delivery Amount or Return Amount hereunder.
          “Valuation Time” means the close of business in the city of the Valuation Agent on the Local Business Day before the Valuation Date or date of calculation, as applicable; provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.
          “Notification Time” means no later than 10:00 a.m., New York time, on a Local Business Day; provided, however, that the Valuation Agent will only include notice of its calculations with any notice of Credit Support Amount due to a party upon request by either party hereto.
          “Value.” For the purpose of Paragraph 5(i)(C) and 5(ii) of the Credit Support Agreement, the Value of Posted Credit Support will be calculated as follows:
The Value of Cash will be the face amount thereof.
     8. Modifications. (a) Paragraph 7, Subparagraph (i), “Events of Default,” of the Credit Support Agreement is amended by deleting “two Local Business Days” and inserting “one Local Business Day”.
               (b) In addition to any event designated as a “Specified Condition” in Paragraph 13 of the Credit Support Agreement to be executed between the parties, for purposes of Paragraph 8 thereof, “Specified Condition” shall mean, with respect to Counterparty, any event specified as an “Additional Termination Event” for Counterparty in any Confirmation or in the Schedule to the ISDA Master Agreement executed (or to be executed) between the parties.
               (c) To the extent that Regulation T and the NYSE Rules apply to the Transaction, notwithstanding anything to the contrary in Paragraph 3(a) or Paragraph 4(a)(i), Counterparty will provide additional Eligible

Collateral to GS&Co. only if the applicable Delivery Amount equals or exceeds Counterparty’s Minimum Transfer Amount.
     9. Set-Off. The parties agree that upon the occurrence of an Event of Default or Termination Event with respect to a party who is the Defaulting Party or an Affected Party (“X”), the other party (“Y”) will have the right (but not be obliged) without prior notice to X or any other person to set-off or apply any obligation of X owed to Y (or any Affiliate of Y) (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation) against any obligation of Y (or any Affiliate of Y) owed to X (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation). Y will give notice to the other party of any set-off effected under this Section 9.
          Amounts (or the relevant portion of such amounts) subject to set-off may be converted by Y into the Termination Currency at the rate of exchange at which such party would be able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency. If any obligation is unascertained, Y may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained. Nothing in this Section 9 shall be effective to create a charge or other security interest. This Section 9 shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).
     10. Governing Law. Unless otherwise provided in the Agreement, the Agreement and this Confirmation, and all matters arising in connection therewith, shall be governed by, and construed and enforced in accordance with, the law of the State of New York without reference to its choice of laws doctrine.
     11. Offices.
     The Office of GS&Co. for the Transaction is: 85 Broad Street, New York, New York 10004.
     12. The Office of Counterparty for the Transaction is: Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 752401.

          Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by GS&Co.) correctly sets forth the terms of the agreement between GS&Co. and Counterparty with respect to the Transaction, by manually signing this Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile No. 212-428-1980/83.

Yours faithfully,

GOLDMAN SACHS & CO.

By:

Authorized Signatory
Agreed and Accepted By:
HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By: Highland Crusader Fund GP, L.P., its general partner
By: Highland Crusader GP, LLC, its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:
Name:
Title:

EXECUTION VERSION
GOLDMAN SACHS & CO. | 85 BROAD STREET | NEW YORK, NEW YORK 10004 | TEL: 212-902-1000
Opening Transaction

To:	Highland Crusader Offshore Partners, L.P.
c/o Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240

A/C:	002 39437

From:	Goldman, Sachs & Co.

Re:	Share Option Transaction

Ref. No:	508039048
Date:	December 12, 2007
Dear Sir(s):
     The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Goldman, Sachs & Co. (“GS&Co.”) and Highland Crusader Offshore Partners, L.P. (“Counterparty”).
     1. This Confirmation is subject to, and incorporates, the definitions and provisions of the 2006 ISDA Definitions (including the Annex thereto) (the “2006 Definitions”) and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and together with the 2006 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”). In the event of any inconsistency between the 2006 Definitions and the Equity Definitions, the Equity Definitions will govern.
     This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the 1992 ISDA Master Agreement as if GS&Co. and Counterparty had executed an agreement in such form on the date hereof (but without any Schedule except for (i) the election of Loss and Second Method and US Dollars (“USD”) as the Termination Currency, (ii) the replacement of the word “third” in the last line of Section 5(a)(i) with the word “first”, (iii) the election that the “Cross Default” provision of Section 5(a)(vi) shall apply to Counterparty, with a “Threshold Amount” of USD20,000,000, and (iv) the election of “Netting” provision of Section 2(c) with the deletion of “and” at the end of clause (i) thereof and deleting clause (ii) thereof and the replacement of each occurrence of the word “Transactions” in Section 2(c) with the words “transactions between Counterparty and GS&Co.”). This Confirmation, together with the Agreement, evidences a complete and binding agreement between GS&Co. and Counterparty as to the terms of the Transaction to which this Confirmation relates. Notwithstanding anything to the contrary in any other agreement between GS&Co. and Counterparty, the Transaction hereunder shall be the sole Transaction under the Agreement.
     All provisions contained in, or incorporated by reference to, the Agreement will govern this Confirmation except as expressly modified herein. In the event of any inconsistency between this Confirmation and the Definitions or the Agreement, as the case may be, this Confirmation shall govern.
     2. The Transaction constitutes a Share Option Transaction for the purposes of the Equity Definitions. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	December 12, 2007

Option Style:	European

Option Type:	Put

Seller:	Counterparty

Buyer:	GS&Co.

Shares:	Class A Common Stock of ICO Global
Communications (Holdings) Limited, a
Delaware corporation (Exchange
symbol: ICOG).

Number of Options:	2,200,000

Strike Price:	USD3.60

Premium:	USD0

Premium Payment Date:	Not Applicable

Exchange:	The NASDAQ Global Market

Related Exchange(s):	All Exchanges

Procedures for Exercise:

Expiration Time:	The Valuation Time

Expiration Date:	The day on which GS&Co. receives from Counterparty a written notice of the approval of a Notification and Report form filed by Counterparty under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the potential purchase of the Number of Shares by Counterparty hereunder (the date such approval was obtained by Counterparty, the “HSR Approval Date” and such notice, the “HSR Approval Notice); provided that if GS&Co. does not receive the HSR Approval Notice by January 14, 2008, the Expiration Date shall not occur, the Transaction shall be cancelled as of such date and all of the respective rights and obligations of GS&Co. and Counterparty hereunder shall be cancelled and terminated. Following such termination and cancellation, each party shall be released and discharged by the other party from any claim, and agrees not to make any claim against the other party, with respect to any obligations or liabilities of either party arising out of and to be performed in connection with the Transaction either prior to or after the date of such cancellation.

Automatic Exercise:	Applicable; provided that “Automatic Exercise” shall mean that the Number of Options will be deemed automatically exercised at the Expiration Time on the Expiration Date but only if the Reference Price is less than the Strike Price. For the avoidance of doubt, Sections 3.4(b) and (c) of the Equity Definitions shall be deleted in their entirety.

Settlement Terms:

Settlement Method:	Physical Settlement

Settlement Date:	The first day immediately following the Expiration Date that is both a Clearance System Business Day and a Currency Business Day.

Settlement Currency:	USD

Other Applicable Provisions:	With respect to the Physical Settlement of the Transaction, the Representation and Agreement contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Buyer is an affiliate of the Issuer.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment; provided that Section 11.2(e)(iii) of the Equity Definitions shall be hereby deleted in its entirety.

Extraordinary Events:

Consequences of Merger Events:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)

(c) Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)

(c) Share-for-Combined:	Component Adjustment

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Non-Reliance:	Applicable

Agreements and Acknowledgements	Applicable
Regarding Hedging Activities:

Additional Acknowledgements:	Applicable

Transfer:	Notwithstanding anything to the contrary in the Agreement, GS&Co. may assign, transfer and set over all rights, title and interest, powers, privileges and remedies of GS&Co. under the Transaction, in whole or in part, to an affiliate of GS&Co. that is guaranteed by The Goldman Sachs Group, Inc. without the consent of Counterparty.

GS&Co. Payment Instructions:	Chase Manhattan Bank New York
For A/C Goldman, Sachs & Co.
A/C #930-1-011483
ABA: 021-000021

GS&Co. Contact	Telephone No.: (212) 902-8996
Details for purpose of Giving	Facsimile No.: (212) 902-0112
Notice:	Attention: Albert Dombrowski

Counterparty’s Contact	Andrei Dorenbaum
Details for purpose of Giving	Assistant General Counsel
Notice:	Highland Capital Management, L.P.
13455 Noel Road, Suite 800
Dallas, Texas 75240
Telephone No.: (972) 419-2573
Facsimile No.: (972) 628-4147
E-mail: adorenbaum@hcmlp.com
     3. Calculation Agent. GS&Co.
     4. Additional Provisions.

          The time of execution of the Transaction is available upon written request.
          Each party represents and warrants to the other that (i) it is an “eligible contract participant” as defined in the U.S. Commodity Exchange Act (as amended) and (ii) it has entered into the Transaction as principal (and not as agent or in any other capacity, fiduciary or otherwise).
          Each party acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) thereof and the provisions of Regulation D thereunder. Accordingly, each party represents and warrants to the other that (a) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment, (b) it is an “accredited investor” as that term is defined under Regulation D, (c) it will purchase the Transaction for investment and not with a view to the distribution or resale thereof, and (d) the disposition of the Transaction is restricted under this Confirmation, the Securities Act and state securities laws.
          Counterparty represents and warrants that it has received, read and understands the OTC Options Risk Disclosure Statement and a copy of the most recent disclosure pamphlet prepared by The Options Clearing Corporation entitled “Characteristics and Risks of Standardized Options”.
          Each party acknowledges and agrees to be bound by the Conduct Rules of the Financial Industry Regulatory Authority applicable to transactions in options, and further agrees not to violate the position and exercise limits set forth therein.
     5. Additional Representations and Agreements. Counterparty represents and warrants to and agrees with GS&Co. that:
          1.8. on the date that the Transaction is entered into, Counterparty is not entering into the Transaction on the basis of, or is aware of, any material, non-public information concerning the Issuer or the Shares;
          1.9. the Transaction contemplated herein will not violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer’s window period policy;
          1.10. Counterparty is not and, after giving effect to the Transaction contemplated hereby, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;
          1.11. Counterparty shall make as promptly as practicable all necessary filings, notifications and any other required submissions required under the HSR Act, and shall use best efforts to obtain any approval under the HSR Act required to be obtained in connection with the potential purchase of the Number of Shares hereunder;
          1.12. Counterparty is, and shall be as of the date of any payment by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages;
          1.13. Counterparty hereby confirms that it has received advice from legal counsel regarding the securities law implications and consequences of the Transaction contemplated hereunder; and
          1.14. Counterparty is aware of the requirements of, and has considered the implications of, Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, in connection with the Transaction. Furthermore Counterparty is currently, in the past has been, and for the term of the Transaction will be, in compliance with its reporting obligations under such Sections 13 and 16.
     6. Acknowledgments. (a) The parties hereto intend for:

          (i) the Transaction to be a “securities contract” as defined in Section 741(7) of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 555, 556, 560 and 561 of the Bankruptcy Code;
          (ii) the Agreement to be a “master netting agreement” as defined in Section 101(38A) of the Bankruptcy Code;
          (iii) a party’s right to liquidate, terminate or accelerate the Transaction, net out or offset termination values or payment amounts, and to exercise any other remedies upon the occurrence of any Event of Default or Termination Event under the Agreement with respect to the other party or any Extraordinary Event that results in the termination or cancellation of the Transaction to constitute a “contractual right” (as defined in the Bankruptcy Code);
          (iv) all payments for, under or in connection with the Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” (as defined in the Bankruptcy Code).
               (b) Each party acknowledges that there is no agreement between the parties to act together for the purpose of acquiring, holding, voting or disposing the Shares.
     7. Credit Provisions. In consideration of GS&Co. entering into the Transaction and in order to support and secure GS&Co.’s obligations under the Transaction, the Agreement and any other transaction between Counterparty and GS&Co. or its affiliates, Counterparty will from time to time deposit with and pledge to GS&Co. Eligible Collateral as provided below.
          A Credit Support Annex in the form of the 1994 ISDA Credit Support Annex (New York law) as modified by this paragraph 7 (the “Credit Support Agreement”) shall be deemed to form a part of the Agreement and constitute a Credit Support Document under the Agreement. In the event of any inconsistency between paragraph 7 hereof and the Credit Support Agreement, paragraph 7 hereof shall govern. Any amounts delivered hereunder will be deemed to be held in accordance with and subject to the terms of the Credit Support Agreement as modified below.
               “Credit Support Amount” has the meaning specified in Paragraph 3 of the Credit Support Agreement, except that the Credit Support Amount applicable to Counterparty shall never be less than the aggregate Independent Amount applicable to Counterparty.
               “Eligible Collateral” means cash in United States dollars pledged by Counterparty to GS&Co. hereunder. Interest shall accrue on cash at the rate at which GS&Co. generally pays interest to its customers on cash balances held in their account. GS&Co. shall apply the Valuation Percentage set forth below:

		Valuation
	Party B	Percentage
Cash in United States Dollars	X	100%
               “Exposure” means, for any Valuation Date, the greatest of the margin amounts required of Counterparty as of such date by Regulation T (12 C.F.R. Part 220) (“Regulation T”), the Rules of the New York Stock Exchange (the “NYSE Rules”) and the internal policies of GS&Co. in effect from time to time, such amount being GS&Co.’s Exposure to Counterparty.
               “Independent Amount” means with respect to Counterparty, zero. With respect to GS&Co., “Independent Amount” is not applicable.
               “Threshold” means with respect to Counterparty, $0 and with respect to GS&Co., $0.
               “Minimum Transfer Amount” means with respect to Counterparty, $0 and with respect to GS&Co., $250,000.
               “Rounding” means the Delivery Amount and Return Amount will be rounded up and down, respectively, to the nearest multiple of $100,000.

               “Secured Party and Pledgor” (i) the term “Secured Party” as used hereunder means only GS&Co.;
                    (ii) the term “Pledgor” as used hereunder means only Counterparty;
                    (iii) only Counterparty makes the pledge and grant as contemplated herein; and
                    (iv) only Counterparty will be required to make transfers of Eligible Collateral.
               “Valuation Date” means any day on which the Valuation Agent, in its discretion, determines the Delivery Amount or Return Amount hereunder.
               “Valuation Time” means the close of business in the city of the Valuation Agent on the Local Business Day before the Valuation Date or date of calculation, as applicable; provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.
               “Notification Time” means no later than 10:00 a.m., New York time, on a Local Business Day; provided, however, that the Valuation Agent will only include notice of its calculations with any notice of Credit Support Amount due to a party upon request by either party hereto.
               “Value.” For the purpose of Paragraph 5(i)(C) and 5(ii) of the Credit Support Agreement, the Value of Posted Credit Support will be calculated as follows:
The Value of Cash will be the face amount thereof.
     8. Modifications. (a) Paragraph 7, Subparagraph (i), “Events of Default,” of the Credit Support Agreement is amended by deleting “two Local Business Days” and inserting “one Local Business Day”.
               (b) In addition to any event designated as a “Specified Condition” in Paragraph 13 of the Credit Support Agreement to be executed between the parties, for purposes of Paragraph 8 thereof, “Specified Condition” shall mean, with respect to Counterparty, any event specified as an “Additional Termination Event” for Counterparty in any Confirmation or in the Schedule to the ISDA Master Agreement executed (or to be executed) between the parties.
               (c) To the extent that Regulation T and the NYSE Rules apply to the Transaction, notwithstanding anything to the contrary in Paragraph 3(a) or Paragraph 4(a)(i), Counterparty will provide additional Eligible Collateral to GS&Co. only if the applicable Delivery Amount equals or exceeds Counterparty’s Minimum Transfer Amount.
     9. Set-Off. The parties agree that upon the occurrence of an Event of Default or Termination Event with respect to a party who is the Defaulting Party or an Affected Party (“X”), the other party (“Y”) will have the right (but not be obliged) without prior notice to X or any other person to set-off or apply any obligation of X owed to Y (or any Affiliate of Y) (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation) against any obligation of Y (or any Affiliate of Y) owed to X (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation). Y will give notice to the other party of any set-off effected under this Section 9.
          Amounts (or the relevant portion of such amounts) subject to set-off may be converted by Y into the Termination Currency at the rate of exchange at which such party would be able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency. If any obligation is unascertained, Y may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained. Nothing in this Section 9 shall be effective to create a charge or other security interest. This Section 9 shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).
     10. Governing Law. Unless otherwise provided in the Agreement, the Agreement and this Confirmation, and all matters arising in connection therewith, shall be governed by, and construed and enforced in accordance with, the law of the State of New York without reference to its choice of laws doctrine.
     11. Offices.
     The Office of GS&Co. for the Transaction is: 85 Broad Street, New York, New York 10004.
     12. The Office of Counterparty for the Transaction is: Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 752401.

          Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by GS&Co.) correctly sets forth the terms of the agreement between GS&Co. and Counterparty with respect to the Transaction, by manually signing this Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile No. 212-428-1980/83.

Yours faithfully,

GOLDMAN SACHS & CO.

By:

Authorized Signatory
Agreed and Accepted By:
HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By: Highland Crusader Fund GP, L.P., its general partner
By: Highland Crusader GP, LLC, its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:
Name:
Title: